SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2010

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:   Analyst Event and Date Change for Q3 IMS

7 October 2010

Aviva announces an investor and analyst event alongside a change of date for the third quarter Interim Management Statement.

Aviva has rescheduled its third quarter Interim Management Statement announcement to Tuesday 2 November 2010. They will also host an event for investors and analysts that morning with Andrew Moss and Mark Hodges providing an update on Aviva and the UK business.

The event will start at 9.30am and will be held at Aviva's corporate headquarters in London.

Enquiries:

Analysts

Charles Barrows                                                          +44 (0)20 7662 8115
Jonathan Price                                                             +44 (0)20 7662 2111
Jane Gillis                                                                     +44 (0)20 7662 8048

Notes to editors:

• Aviva is the world's sixth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

• We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 07 October, 2010
AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary